

September 11, 2008

Thomas E. Murphy
Albanian Capital Enterprises Inc.
15275 Collier Blvd., Ste. #201/225
Naples, FL 34119

RE: Amended Preliminary Proxy Statement on Schedule 14A
Filed September 11, 2008 by Albanian Capital Enterprises Inc., et al.
File No. 000-49957

Dear Mr. Murphy:

    We have reviewed your revised filing and responses to our letter dated September 9, 2008, and have the following comments:

General

1.   We note your response to prior comment 1, which indicates that you will not file a Schedule 13D until you file your definitive proxy statement. Please file the Schedule 13D immediately as we may have additional comments on your preliminary proxy statement based on disclosure in the Schedule 13D and the timeliness of that filing.

Proposal 1 — Election of Directors, page 3

2.   We note your response to prior comment 5. Revise the first paragraph of this section to state, if true, that the Company has failed to execute an acquisition with Lexis-Nexis, not failed to "fully investigate strategic alternatives." If, however, there are other specific strategic alternatives to which you are referring, please disclose them here.

3.   We note your response to prior comment 7.   Please add disclosure stating that a possible legal uncertainty exists as to whether votes cast for David A. Russo would count because of the advance notice provision of the Company's by-laws.   In addition, please revise to indicate that any disagreement over the legal validity of Mr. Russo's candidacy may need to be settled by a court of competent jurisdiction.

Proposal 2 — Vote Against Increasing the Number of Authorized Shares, page 7

4.   We note your response to prior comment 10. Please revise this section to disclose, if true, that the Company has used the term "technical default" with respect to the default.

Voting Procedures

Vote Required, page 9

5.   We reissue prior comment 11.   Please add language stating the vote required in order for Proposal 2 to be approved by security holders.


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        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        Please direct any questions to Evan S. Jacobson at (202) 551-3428 or, in his absence, to me at (202) 551-3266. You may also contact us via facsimile at (202) 772-9210. Please address all correspondence to us at the following ZIP code: 20549-4561.

                                Sincerely,

                                Nicholas P. Panos
                                Senior Special Counsel
                                Office of Mergers & Acquisitions

cc: Via Facsimile 978-964-0125
         Henry E. Knoblock, III, Esq.
         HITECHLAW GROUP LLC